EXHIBIT 17.1
                                                                    ------------

                                REBECCA P. CASEY

December 6, 2006

Board of Directors
Harold's Stores, Inc.

Attn:    William E. Haslam,
         Chairman of the Board



Ladies and gentlemen:

It is with much sadness and regret that I submit my resignation as a director of Harold's Stores, Inc. to be effective immediately.

I will always have strong allegiance and love for the company founded by my parents, and to our loyal customers, employees and shareholders. I do not think that you and the other directors will ever comprehend how painful it has been for me to watch the decline of a company that I have been involved in and loved for my entire life, and how difficult it has been for me to make the decision to resign from the board of directors. I have not come to this conclusion in haste.

I would like to summarize a few of the matters that have led to my resignation.

I was hopeful that I could be a more effective board member after I left the company as an employee. Though my departure was handled poorly, it did not change the way I felt about Harold's, nor did it affect my passion to see the company have success. I was fully committed to being a strong director, and it was my hope to become a more effective board member once I was no longer in the conflicted position of reporting to the CEO. I have tried to speak up but found myself in a minority of one on many occasions.

Harold's growth and success through the years was a result of many practices, and one of great significance was the genuine value we placed upon our associates. I have always viewed our employees as family and tried to treat them in a manner which reflected a recognition of their worth. Within the past few years, management decisions made by this board have resulted in the company morale plummeting, and we have lost many long-term, valuable associates. This kind of turnover we have seen is unhealthy and the company has been damaged with the loss of every talented employee.

The process by which the last few CEO's were hired disturbs me. Everyone on the board as well as the preferred shareholders was aware that I was quite interested in being involved in the search for a new CEO. It is now clear that there was no intention of involving me, and I am not aware of a search committee made up of board members ever being created for these important hires.
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Over the past five years, a substantial amount of money has been invested and loaned to Harold's. In my view, this money has been unwisely spent in many cases, and the financial position of the company today reflects a negative net worth, a sales decrease of close to 40% over the period, and increased debt.

My suggestions over a two-year period that the company should at least explore options other than further financings from preferred shareholders, such as a sale of the company, have been dismissed with little to no dialogue. It was made clear to me none of these alternatives would be considered by the preferred shareholders, which terminated any further deliberation.

There have been numerous quickly called telephonic board meetings recently, and I feel that I have been asked to make decisions on important matters about which I have been given little opportunity to become knowledgeable. I have rather consistently received information right before these meetings. It is obvious to me that some of the board members were better informed on these matters than others.

I believe the current process under way in determining whether Harold's should remain a public company is flawed. The interest of all shareholders must be looked after. I am no longer willing to participate as a board member in these deliberations. It is apparent to me that the die has been cast, so to speak, for the future of Harold's, and I feel like a voice in the wilderness.

Over the past five years, Harold's has lost its focus, creative energy, and, sadly, the heritage and loyalty that was nurtured and developed over its first 50 years. I do not believe that our current management or board can remedy this situation. I have enjoyed my long association with Harold's and I am sorry that it has to end this way.



Respectfully submitted,

/s/ Rebecca P. Casey
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Rebecca P. Casey